FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

19 March 2009

File no. 0-17630

          Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Glenn A. Culpepper

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

(i)                 Rights attached to  Ordinary shares of €0.32 each

(ii) & (iii)    Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Glenn A. Culpepper                    21,161

Bank of Ireland Nominees Limited Acct BONYADR         179

8. State the nature of the transaction

(i)    Take-up of rights at €8.40 per share

(ii)    Exercise of share option

(iii)    Sale of shares

9. Number of  shares, debentures or financial instruments relating to  shares acquired

(i)      2,170

(ii)    18,262

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.002985%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

18,262

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

0.00267%

13. Price per share  or value of transaction

(i)    €8.40 per right

(ii)    €13.2155

(iii)    €15.65

14. Date and place of transaction

(i) & (ii)        18 th March 2009, Dublin

(iii)        18 th March 2009, Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

21,340 (includes 179 held in the form of ADR's); 0.00312%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Jan Maarten de Jong

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jan Maarten de Jong

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Bank of Ireland Nominees Limited Acct NRI

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

2,911

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000425%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

 Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

13,101; 0.001914%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

William P. Egan

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

William P. Egan and spouse

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

William P. Egan and spouse

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

HSBC Client Holdings Nominees UK Limited Acct 636167        6,427

Bank of Ireland Nominees Limited Acct BONYADR      22,000

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

1,427

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000209%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

Beneficial    16,427 (includes 10,000 held in the form of ADR's); 0.0024%

Non-beneficial    12,000 (held in the form of ADR's); 0.001753%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Utz-Hellmuth Felcht

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Utz-Hellmuth Felcht

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

HSBC Nominees Limited Acct 639053        1,285

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

285

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000042%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

1,285; 0.000188%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Nicholas Hartery

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Nicholas Hartery

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Goodbody Stockbrokers Nominees Limited        1,285

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

285

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000042%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

1,285; 0.000188%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Myles Lee

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

Myles Lee and spouse

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee and spouse

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Myles Lee         295,629

Louise Lee          8,596

AC Employee Benefit Trustees Limited Acct CRG          2,170

Mourant & Co. Trustees Limited Acct MPL          17,584

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

51,219

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.007482%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

323,979; 0.0473%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Kieran McGowan

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Kieran McGowan

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Davycrest Nominees Limited Acct 0045700     18,214

Davycrest Nominees Limited Acct 0111238      2,571

8 State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

4,618

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000675%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

20,785; 0.00304%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17. Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Albert Manifold

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Albert Manifold           6,049

AC Employee Benefit Trustees Limited Acct CRG          2,170

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

1,640

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000240%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

8,219; 0.00120%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Terence V. Neill

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

Terence V. Neill and spouse

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Terence V. Neill and spouse

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Terence Neill and Marjorie Neill              39

Davycrest Nominees Limited Acct 0109015    10,285

Davycrest Nominees Limited Acct 0081729    78,235

Goodbody Stockbrokers Nominees Limited      1,285

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

19,963

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.002916%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

89,844; 0.013124%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Daniel N. O'Connor

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Daniel N. O'Connor

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Davycrest Nominees Limited Acct 0075330    8,328

Davycrest Nominees Limited Acct 0120035    5,142

Daniel N. O'Connor                1,285

8 State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

3,277

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000479%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

14,755; 0.002155%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Joyce M.C. O'Connor

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Joyce M.C. O'Connor

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Joyce M.C. O'Connor

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

608

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000089%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

2,739; 0.000400%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Mark S. Towe

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Mark S. Towe                        19,877

Bank of Ireland Nominees Limited Acct BONYADR      3,397

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

4,417

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000645%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

23,274 (includes 3,397 held in the form of ADR's); 0.003400%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

William I. O'Mahony

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

William I. O'Mahony and spouse

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony and spouse

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

(i)     Rights attached to  Ordinary shares of €0.32 each

(ii)    Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

William I. O'Mahony         671,835

Arnolda L. O'Mahony        311,216

AC Employee Benefit Trustees Limited Acct CRG          1,333

8. State the nature of the transaction

(i)    Take-up of rights at €8.40 per share

(ii)    Release of deferred shares

9. Number of  shares, debentures or financial instruments relating to  shares acquired

(i)    125,620

(ii)      30,943

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.02287%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

(i)    €8.40 per right

(ii)    Not applicable

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

984,384; 0.1438%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Angela Malone

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Angela Malone

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Angela Malone                    44,967

AC Employee Benefit Trustees Limited Acct CRG  2,167

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

6,399

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000935%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per Right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

47,134; 0.00689%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of  person discharging managerial responsibilities/ director

Máirtín Clarke

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Máirtín Clarke

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Máirtín Clarke                        25,728

Goodbody Stockbrokers Nominees Limited        28,672

Mourant & Co. Trustees Limited Acct MC          7,368

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

13,725

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.002005%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

61,768 (including 7,368 Deferred Shares); 0.009023%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of  person discharging managerial responsibilities/ director

Jack Golden

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Rights attached to  Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Jack Golden                    20,694

AC Employee Benfit Trustees Limited Acct CRG  2,168

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

4,894

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.000715%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per Right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

22,862; 0.00334%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

   NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of  person discharging managerial responsibilities/ director

Henry Morris

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

Henry Morris and spouse

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris and spouse

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Henry Morris          1,307

Davycrest Nominees Limited Acct 0049779          31,620

Pershing International Nominees Limited Acct BCCLT    4,455

AC Employee Benefit Trustees Limited Acct CRG          2,170

Davycrest Nominees Limited Acct 0127109        6,942

8. State the nature of the transaction

Take-up of rights at €8.40 per share

9. Number of  shares, debentures or financial instruments relating to  shares acquired

10,144

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.001482%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

Not applicable

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

Not applicable

13. Price per share  or value of transaction

€8.40 per right

14. Date and place of transaction

18th  March 2009, Dublin

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

46,494; 0.006792%

16. Date issuer informed of transaction

18th  March 2009

If a  person discharging managerial responsibilities has been granted options by the  issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

 Neil Colgan

Deputy Company Secretary

Date of notification

19th  March 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  19 March 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director